Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Qwest Communications International Inc.
Commission File No.: 001-15577

CenturyLink™

2010 Annual Shareholders Meeting

Glen Post, CEO and President

Thursday, May 20, 2010

Safe Harbor Language

Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: our ability to successfully integrate Embarq into our operations; the ability of the CenturyLink and Qwest to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the Embarq or Qwest acquisitions cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Embarq's or Qwest's operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Qwest's reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, CenturyLink undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC with respect to the pending Qwest merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink's directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CenturyLink™

Non-GAAP Financial Measures

Also, included in our presentation materials are certain non-GAAP financial measures.

These measures are provided and valid as of May 20, 2010 only, and should not be relied upon beyond such date.

Reconciliation of such non-GAAP measures to the most directly comparable GAAP measure or measures are available on our company Web site at www.centurylink.com.

CenturyLink™


CenturyLink
Corporate
Headquarters

CenturyLink Overview

CenturyLink™

Our Vision







Improve lives, strengthen businesses and connect communities by delivering advanced technologies and solutions with honest and personal service







Coast to Coast Capabilities


CenturyLink
CenturyLink Fiber Network (lit)
CenturyLink Fiber Network (dark)

<u>Customers – Mar. 31, 2010</u>	
Access lines	6,913,000
HSI	2,306,000
Video	568,000

Across 33 states

CenturyLink™

Strategic Focus Areas

- Successfully Complete Embarq Integration
- Complete Qwest Acquisition By Mid-2011
- Laser Focus On Owning The Broadband Position In Our Markets
- Intensify Customer / Revenue Growth And Retention Efforts
- Remain Vigilant About Cost Control
- Invest In And Develop New Products And Related Business Initiatives

CenturyLink™

2009 Highlights

- Completed Acquisition Of Embarq Corporation
- Launched Our New Centurylink Brand
- Ended 2009 With 2.2 Million Broadband Customers -- A 9% PF Y/Y Increase
- Achieved Improved Access Line Trend
- Expanded Our High-speed Optical Network By Approximately 10,000 Miles

2009 Highlights (cont'd)

- 90% Of Access Lines Are Broadband-enabled - Over 50% Capable Of Up-to-10mbps
- IPTV Launched In Third Market - Jefferson City, Missouri
- Wholesale Operations Recognized With Four ATLANTIC ACM Best-in-class Awards

CenturyLink™

2010 1Q Highlights

- Produced $1.8 Billion In Operating Revenues
- Generated Free Cash Flow Of $465 Million, Excluding Nonrecurring Items
- Achieved Approximately $65 Million Of Total Synergies From Embarq Acquisition
- Added More Than 70,000 High-speed Internet Customers
- Improved Access Line Losses By 14% Compared To 4Q 2009 And 26% Compared To Pro Forma 1Q 2009
- Increased Quarterly Dividend By 3.6% - From $.70 To $.725 Per Share

Cash Flow Generation Focus
Excludes Nonrecurring Items



($MM)
Cumulative FCF
Average Annual FCF 2004 – 2008 > $515 Million
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$462
$925
$1,437
$2,001
$2,585
$3,601
2004
2005
2006
2007
2008
2009

- Free Cash Flow in 2009 of $1.0 Billion
- Pro Forma Free Cash Flow in 2009 of approximately $1.6 Billion

CenturyLink™

Free Cash Flow Per Share
Excludes Nonrecurring Items



$6.00
$5.00
$4.00
$3.00
2004
2005
2006
2007
2008
2009
$3.25
$3.40
$4.20
$5.00
$5.69
PF*
$5.55
$5.10
11.3%* 5-YR. CAGR
9.4% 5-YR. CAGR

*Pro Forma

CenturyLink™


We're all stronger
connected.
CenturyLink™
Stronger Connected™

Embarq Acquisition Update

Strong Operating Results Since EQ Close

Performance Since July 1, 2009 - Large Markets

Access Lines		High-speed Internet	
Nevada	↑	Nevada	↑
North Carolina	↑	North Carolina	↑
North Florida	↑	North Florida	↑
Central Florida	↑	Central Florida	↑
South Florida	↑	South Florida	↑

CenturyLink™

Access Line Loss Improvement



0
-50
-100
-150
-200
Thousands
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
Pro Forma
CenturyLink Performance

CenturyLink™

HSI Growth


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
Pro Forma
CenturyLink Performance

CenturyLink™

THE WALL STREET JOURNAL.

The Wall Street Journal Heard on the Street
CenturyTel Phones In Another Deal

MARTIN PEERS
April 23, 2010

No one can accuse CenturyTel of taking its time.

Just 10 months after completing its acquisition of Embarq for $11.6 billion, including debt, CenturyTel has followed up with the purchase of Qwest Communications International for $22.4 billion, including debt.

This latest deal clearly establishes CenturyTel as a major national player in the land-line telecommunications business. And the company likely isn't done with acquisitions.

Consolidating land-line operators makes strategic sense. There may be little the company can do to stem erosion of the land-line phone business. But the extra scale should strengthen CenturyTel's ability to compete with cable-TV operators in broadband and could help it expand in television.

RelatedDeal Is Risky Bet for CenturyTel's CEO Deal Journal: Who are the Advisers? .
That said, the size of the deal makes integration a challenge. CenturyTel calculates operational and capital-spending synergies from the Qwest deal at $625 million annually in three to five years. But the costs to achieve that are as much as $1 billion. In the case of Embarq, CenturyTel has noted integration expenses "could, particularly in the near term, exceed the savings" expected.

And with an expansion-minded chief executive, investors might not have time to find out how successful Qwest is before the next deal is hatched. The question already being asked is what CenturyTel goes after next. One possibility could be a satellite-TV operator such as Dish Network or DirecTV. With a presence in 37 states, buying a satellite firm with national marketing power would be logical.

Qwest Acquisition Overview

CenturyLink™

About Qwest

- $12.3 Billion In Revenues In FY 2009
- Approximately 3 Million Broadband Subscribers And 10 Million Access Lines As Of 12/31/09
- Approximately 30,000 Employees In 14 Mostly Western States
- Corporate Headquarters In Denver, Colorado
- Operates Industry-leading National Fiber Network
- Provides Services To 95% Of Fortune 500 Companies

Qwest Transaction Summary

Transaction Structure:	All stock combination
Fixed Exchange Ratio:	0.1664 shares of CenturyLink stock per share of Qwest stock
Pro Forma Ownership:	50.5% CenturyLink shareholders / 49.5% Qwest shareholders
Transaction Value:	$22.4 billion, including net debt of $11.8 billion as of 12/31/2009
Estimated Synergies:	Approximately $625 million of annual run-rate synergies [a]
Estimated Transaction Multiples [b]:	5.1x / 4.5x 2009 EBITDA (before / after run-rate synergies); 5.9x / 4.8x 2009 Free Cash Flow [c] (before / after run-rate synergies)

(a) $575 million of run-rate operating expense synergies and $50 million of run-rate capital expenditure synergies
(b) Based on the latest public filings; Equity value based on fully diluted shares using treasury stock method
(c) Qwest free cash flow calculated as net income + D&A + deferred income tax – capex; Multiple after run-rate synergies includes after-tax opex and capex synergies

CenturyLink™

Compelling Combination

Transformational Transaction Will Create A Nationwide, Industry-leading Communications Company

- Pro Forma 2009: Revenue - $19.8 Billion; EBITDA - $8.2 Billion; Free Cash Flow (A) - $3.4 Billion
- Extensive Broadband Capabilities With 173,000-mile Fiber Network
- Strong Local And National Operator Serving 5 Million Broadband Customers And 17 Million Access Lines Across 37 States
- Enhanced Ability To Competitively Roll Out Strategic Products Such As IPTV And Other High-bandwidth Services

Note: Pro forma metrics reflect sum of actual 2009 figures and do not include synergies
(a) CenturyLink free cash flow calculated as net income + D&A – capex. Qwest free cash flow calculated as net income + D&A + deferred income tax – capex

CenturyLink™

Compelling Combination (cont'd)

- Free Cash Flow Accretive Upon Closing
- Significant Synergies: $625 Million Run-rate (A) With NPV Of $3.3 Billion
- Attractive Tax Assets: $5.8 Billion NOLs With NPV Of $1.7 Billion
- Improved 2009 Payout Ratio From 54.8% To 45.1% (After Run-rate Synergies)
- Conservative Capital Structure

(a) Includes $575 million of run-rate operating expense synergies and $50 million of run-rate capex synergies

CenturyLink™

CenturyLink and Qwest


CenturyLink
Qwest
CenturyLink Fiber
Qwest Fiber

Customers – Mar. 31, 2010	
Access lines	17,300,000
HSI	5,200,000
Video	1,433,000

Across 37 states

CenturyLink™

Enhanced Scale, Scope and Reach

Firm Value



($ in billions)
$40
$30
$20
$10
$0
$41
$22
$18
$16
$11
Pro Forma CTL / Q
Q
CTL
FTR(a)
WIN(b)

2009 Revenue



($ in billions)
$20
$15
$10
$5
$0
$20
$12
$8
$6
$4
Pro Forma CTL / Q
Q
CTL(c)
FTR(a)
WIN(b)

2009 Access Lines



(in millions)
20
16
12
8
4
0
17.3
10.3
7.0
6.3
3.0
Pro Forma CTL / Q
Q(d)
CTL
FTR(a)
WIN(b)

2009 Broadband Subscribers



(in millions)
6
5
4
3
2
1
0
5.2
3.0
2.2
1.7
1.1
Pro Forma CTL / Q
Q
CTL
FTR(a)
WIN(b)

Source: Company filings
Note: Firm value as of April 21, 2010
(a) Pro forma for Frontier's acquisition of Verizon assets
(b) Pro forma for Windstream's acquisition of Nuvox; Not pro forma for acquisition of Iowa Telecom
(c) Pro forma for CenturyTel's acquisition of Embarq
(d) Includes ~403k affiliate access lines

CenturyLink™

Attractive Financial Profile

2009 EBITDA

($ in billions)



$10
$8
$6
$4
$2
$0
$8
$4
$4
$3
$2
Pro Forma CTL / Q
Q
CTL[a]
FTR[b]
WIN[c]

2009 EBITDA % Margin



60%
40%
20%
0%
41%
50%
47%
46%
36%
Pro Forma CTL / Q
CTL[a]
FTR[b]
WIN[c]
Q

2009 Dividend Payout Ratio



80%
60%
40%
20%
0%
50%
60%
55%
53%
31%
Pro Forma CTL / Q
FTR[b]
CTL[a]
WIN[d]
Q

2009 Net Leverage



4.0x
3.0x
2.0x
1.0x
0.0x
2.4x
3.3x
2.7x
2.6x
2.0x
Pro Forma CTL / Q
WIN[c]
Q
FTR[b]
CTL[a]

Source: Company filings
(a) Pro forma for CenturyTel's acquisition of Embarq
(b) Pro forma for Frontier's acquisition of Verizon assets
(c) Pro forma for Windstream's acquisition of Nuvox; Not pro forma for acquisition of Iowa Telecom
(d) Windstream payout ratio as reported and not pro forma for acquisition of Nuvox or Iowa Telecom

CenturyLink™

Approval Process

- Shareholder Approval
- DOJ – Hart-Scott-Rodino Approval
- FCC/State Approvals
- Closing Expected First Half 2011



Bloomberg Businessweek

Telecom

CenturyTel's Growing Landline Empire

CEO Glen Post has built CenturyTel into the No. 3 U.S. landline outfit after AT&T and Verizon. His purchase of Qwest assets gives him 12 percent of the market. CenturyTel stock fell 2.3 percent on Apr. 22, the day the deal was announced. Some Qwest investors have sued, saying the $10 billion price is too low. —*Amy Thomson*

States with CenturyTel operations
1994
Complete acquisition of Celutel
1997
Pacific Telecom acquisition
2002
Acquisition of phone lines from Verizon
2007
Madison River Communications acquisition
2009
Embarq acquisition
2010
Combined Qwest and CenturyTel territories*

*REGULATORS MAY REQUIRE THE COMPANIES TO DIVEST SOME MARKETS BEFORE THE DEAL CLOSES. DATA: COMPANIES

CenturyLink Track Record of Profitability and Growth

Fifteen Years of Growth

($ in Millions)

Twelve Months Ending Dec. 31,	2009	1994	15 Yr. CAGR %
Revenue	$4,973.2	$564.6	15.6%
Operating Cash Flow	$2,482.5	$277.0	15.7%
Operating Income	$1,507.8	$183.4	15.1%
Net Income	$720.9	$99.9	14.1%
Free Cash Flow	$1,016.2	($6.6)	nm
EPS	$3.60	$0.80	10.5%

Excluding nonrecurring items, as adjusted for goodwill amortization

CenturyLink™

5-Year Total Return


-15.8%
CBB
-1.1%
FTR
VZ
8.6%
S&P Tel
12.6%
S&P 500
13.9%
CTL
34.5%
T
41.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%

Source: Bloomberg as of April 30, 2010

CenturyLink

15-Year Total Return



-26.0%
CBB
FTR
52.4%
S&P Tel
61.0%
VZ
105.5%
T
112.6%
S&P 500
202.3%
CTL
236.2%
-50.0%
0.0%
50.0%
100.0%
150.0%
200.0%
250.0%
300.0%

Source: Bloomberg as of April 30, 2010

CenturyLink

Well Positioned

CenturyLink Is Well-Positioned

- Advanced Broadband Networks Capable Of Meeting Growing Bandwidth Demand And Delivering Emerging Services
- Embarq And Pending Qwest Acquisition Transform CenturyLink Into A Major National Service Provider
- High-quality Operating Systems To Enable A Superior Customer Experience
- Experienced, Dedicated And Knowledgeable Employee Base

CenturyLink Is Well-Positioned (cont'd)

- Strong Cash Flows And A Solid Balance Sheet
- Poised To Participate In High-demand Broadband Services – Video, Home Networking, Content, Advertising, Etc.
- History Of Consistently Executing Business Plans, Adapting To Industry Changes And Driving Shareholder Value

CenturyLink™

CenturyLink

A Communications Industry Leader

CenturyLink™